DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06030847

March 31, 2006

RECD S.E.C.
APR 5 2006
1086

Jack Van Woerkom
Executive Vice President and General Counsel
Staples, Inc.
500 Staples Drive
Framingham, MA 01702

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/31/2006

Re: Staples, Inc.
Incoming letter dated January 30, 2006

Dear Mr. Van Woerkom:

This is in response to your letter dated January 30, 2006 concerning the shareholder proposal submitted to Staples by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

STAPLES

that was easy.℠

January 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Staples, Inc. – Exclusion of Chevedden Shareholder Proposal from 2006 Proxy Materials

Ladies and Gentlemen:

Staples, Inc. (the "Company") has received a shareholder proposal and supporting statement (collectively, the "Shareholder Proposal") from John Chevedden, residing at 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, for inclusion in the Company's proxy materials for its 2006 annual meeting of stockholders (the "2006 Annual Meeting"). The Company intends to exclude the Shareholder Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth below and respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that it will not recommend enforcement action to the Securities and Exchange Commission upon such exclusion.

Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, enclosed are six copies of this letter, the Shareholder Proposal (attached as Exhibit A to this letter) and the additional correspondence between the Company and Mr. Chevedden described below under "Background" (attached as Exhibit B to this letter).

<u>Background</u>

The Company's bylaws provide that the board of directors shall be divided into three classes with directors elected to staggered three-year terms and that any amendment to these provisions must be approved by holders of at least 67% of the Company's outstanding voting shares. For reference, the relevant provisions of the Company's bylaws are attached as Exhibit C to this letter.

On September 13, 2005, the Company's board of directors resolved to submit to the Company's shareholders for approval at the 2006 Annual Meeting an amendment to the Company's bylaws that would declassify the board of directors and provide for the annual election of all directors. On October 7, 2005, the Company publicly announced in a press release that the board of directors will recommend that its shareholders approve such a bylaw amendment at the 2006 Annual Meeting. On or about November 29, 2005, the Company received by facsimile a prior version of the Shareholder Proposal together with a cover letter from Mr. Chevedden. On or about January 2, 2006, the Company received by facsimile the current version of the Shareholder Proposal together with a cover letter from Mr. Chevedden. During the period from January 12, 2006 to January 20, 2006, the Company and Mr. Chevedden exchanged emails regarding the withdrawal of the Shareholder Proposal but could not come to agreement on the issue.

Discussion

The Shareholder Proposal requests that the Company's shareholders adopt the following resolution:

> RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes that our directors make their best effort for adoption. Also for complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. If it is practicable to transition in one-year, 3-years will not substitute for one year. Also to transition solely through direct action of our board if practicable.

At the 2006 Annual Meeting, the Company will request that its shareholders approve an amendment to the Company's bylaws that would require each of the Company's directors to stand for election annually starting with the Company's 2007 annual meeting of stockholders.

The Company Has Substantially Implemented the Shareholder Proposal (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Company has substantially implemented the Shareholder Proposal to the extent legally permitted. First, the Company's directors have already taken the necessary steps and made their best effort to adopt the annual election of each director. On September 13, 2005, the Company's board of directors resolved to submit to the Company's shareholders for approval at the 2006 Annual Meeting an amendment to the Company's bylaws that would declassify the board of directors and provide for the annual election of all directors. The Company's proxy materials for the 2006 Annual Meeting will include the board of directors' recommendation that shareholders approve such a bylaw amendment. Second, if the requisite shareholder approval is obtained, the complete transition from the board of directors' current staggered system to 100% annual election of each director will occur within one year. If the bylaw amendment that the Company will recommend to its shareholders at the 2006 Annual Meeting is approved by at least 67% of the Company's outstanding voting shares, each of the Company's directors will stand for election annually starting with the Company's 2007 annual meeting of stockholders. Finally, it is not practicable to effect the transition to the annual election of directors solely through direct action of the Company's board because the Company's bylaws require that any change to the classification of the Company's board of directors into three classes be approved by the Company's shareholders.

The Staff has concurred with the exclusion of shareholder proposals that were substantially implemented under similar circumstances. *See Sabre Holdings Corporation* (March 2, 2005) (concurring that Sabre may exclude Mr. Chevedden's proposal for the annual election of each director based on Sabre's representation that such a proposal would require shareholder approval under its charter and bylaws and that Sabre's shareholders will be provided the opportunity to approve a similar proposal presented by Sabre at the annual meeting of stockholders). *See also Raytheon Company* (February 11, 2005) (concurring that Raytheon may exclude Mr. Chevedden's proposal for the annual election of each director based on Raytheon's representation that such a proposal would require shareholder approval under its charter and bylaws and that Raytheon's shareholders will be provided the opportunity to approve a similar proposal presented by Raytheon at the annual meeting of stockholders).

Since the declassification of the Company's board requires shareholder approval and the Company will submit for shareholder approval at the 2006 Annual Meeting a proposal that each director be elected annually starting with the 2007 annual meeting of stockholders, the Company has substantially implemented the Shareholder Proposal and should be permitted to exclude the Shareholder Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(10).

<u>The Shareholder Proposal Conflicts With the Company's Proposal (Rule 14a-8(i)(9))</u>

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials if the shareholder proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Shareholder Proposal directly conflicts with the Company's proposal for the annual election of directors to be submitted for shareholder approval at the 2006 Annual Meeting. First, the Shareholder Proposal requests that the transition to the annual election of directors be effected by the Company's board, which is not permitted by the Company's bylaws, whereas the Company's proposal requests that the transition to annual election of directors be effected by the Company's shareholders. Second, the Shareholder Proposal requests prospective action following the 2006 Annual Meeting, whereas the Company's proposal requests immediate action at the 2006 Annual Meeting. Thus, the Shareholder Proposal and the Company's proposal present conflicting decisions for the Company's shareholders. The Staff has concurred with the exclusion of a shareholder proposal where submitting it together with a company's proposal for shareholder approval could produce inconsistent and ambiguous results. *See Northern States Power Company* (July 25, 1995; 1995 SEC No-Act. LEXIS 592) (concurring that Northern may exclude shareholder proposal requesting that board re-negotiate merger agreement when company would be requesting that shareholders approve merger agreement).

Since the Shareholder Proposal requests that the Company's board take prospective action following the 2006 Annual Meeting regarding the annual election of directors whereas the Company's proposal requests that the Company's shareholders take immediate action at the 2006 Annual Meeting regarding the annual election of directors, the Shareholder Proposal directly conflicts with the Company's proposal and the Company should be permitted to exclude the Shareholder Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(9).

Conclusion

As discussed above, the Company intends to exclude the Shareholder Proposal from its proxy materials for the 2006 Annual Meeting pursuant to (1) Rule 14a-8(i)(10) because the Company has substantially implemented the Shareholder Proposal and/or (2) Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company's proposal on the issue. Accordingly, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action upon such exclusion.

A copy of this letter is being mailed concurrently to Mr. Chevedden advising him of the Company's intention to exclude the Shareholder Proposal from its proxy materials for the 2006 Annual Meeting.

If you have any questions regarding this request, please contact me at (508) 253-8614.

Sincerely,

Jack VanWoerkom
Executive Vice President
and General Counsel

Exhibit A – Shareholder Proposal

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes that our directors make their best effort for adoption. Also for complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. If it is practicable to transition in one-year, 3-years will not substitute for one year. Also to transition solely through direct action of our board if practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "D" in Board Composition.
- There are too many active CEOs on our board with 6 – Over-commitment concern.
- Over-commitment may have contributed to our full board holding only 4-meetings in a year.
- Five of our directors served on 4 or 5 boards each – Over-commitment concern again.
- We had no Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Mr. Trust may not have been the best qualified person to be lead director with his 18-years director tenure – Independence concern.
- $13 million in CEO pay.

- Our Audit committee also had only 4-meetings in a year.
- Our Audit Committee chairman, Mr. Walsh had 15-years director tenure – Independence concern.
- Plus our Nomination Committee chairman, Mr. Trust had 19-years tenure – Independence concern.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- Plus our directors can be re-elected with only one yes-vote from our 730 million shares under plurality voting.

- We would have to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.

These less-than-best practices reinforce the reason to take one step forward now and adopt annual election of each director.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the corporate secretary's office.

Exhibit B - Additional Correspondence between the Company and Mr. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Ronald L. Sargent
Chairman
Staples Inc. (SPLS)
Five Hundred Staples Drive
Framingham, MA 01702
PH: 508-253-5000
FX: 508-253-8989

Dear Mr. Sargent,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,

John Chevedden
Shareholder

November 29, 2005

cc: Jack A. VanWoerkom
Corporate Secretary
FX: 508-253-7805
Mark Weiss
Assistant General Counsel
PH: 508-253-4013
FX: 508-253-7805

[November 29, 2005]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "D" in Board Composition.
- There are too many active CEOs on the board with 6 – Over-commitment concern.
- Five of our directors served on 4 or 5 boards each – Over-commitment concern again.
- We had no Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Mr. Trust had 18-years director tenure – Independence concern.
- $13 million in CEO pay.

- Our full board also had only 4-meetings in a year.
- Our Audit committee also had only 4-meeting in a year.
- Our Audit Committee chairman, Mr. Walsh had 15-years director tenure – Independence concern.
- Plus our Nomination Committee chairman, Mr. Trust had 19-years tenure – Independence concern.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- Plus our directors can be re-elected with one yes-vote from our 730 million shares under plurality voting.

- We would have to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.

These less-than-best practices reinforce the reason to take one step forward now and adopt annual election of each director.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Ronald L. Sargent
Chairman
Staples Inc. (SPLS)
Five Hundred Staples Drive
Framingham, MA 01702
PH: 508-253-5000
FX: 508-253-8989

1-2-06
UPDATE

Dear Mr. Sargent,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,

John Chevedden
Shareholder

November 29, 2005

cc: Jack A. VanWoerkom
Corporate Secretary
FX: 508-253-7805
Mark Weiss
Assistant General Counsel
PH: 508-253-4013
FX: 508-253-7805

[January 2, 2006]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes that our directors make their best effort for adoption. Also for complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. If it is practicable to transition in one-year, 3-years will not substitute for one year. Also to transition solely through direct action of our board if practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "D" in Board Composition.
- There are too many active CEOs on our board with 6 – Over-commitment concern.
- Over-commitment may have contributed to our full board holding only 4-meetings in a year.
- Five of our directors served on 4 or 5 boards each – Over-commitment concern again.
- We had no Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Mr. Trust may not have been the best qualified person to be lead director with his 18-years director tenure – Independence concern.
- $13 million in CEO pay.

- Our Audit committee also had only 4-meetings in a year.
- Our Audit Committee chairman, Mr. Walsh had 15-years director tenure – Independence concern.
- Plus our Nomination Committee chairman, Mr. Trust had 19-years tenure – Independence concern.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- Plus our directors can be re-elected with only one yes-vote from our 730 million shares under plurality voting.

- We would have to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.

These less-than-best practices reinforce the reason to take one step forward now and adopt annual election of each director.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the corporate secretary's office.

From: Lapinskas, Aras
Sent: Thursday, January 12, 2006 10:39 AM
To: 'J'
Cc: VanWoerkom, Jack
Subject: Staples 2006 Annual Meeting

To: John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278

Mr. Chevedden,

It was a pleasure speaking with you yesterday about your proposal for the annual election of directors. Staples believes this is an important development in corporate governance practice and publicly announced last year that our board would recommend, at this year's annual meeting, that our shareholders approve a by-law amendment to implement the annual election of our directors. Our by-laws currently provide that our directors are elected to staggered three-year terms and that any modification to this structure must be approved by 67% of our outstanding shares. If the by-law amendment we are proposing is approved by our shareholders, then our directors will be elected annually beginning with our 2007 annual meeting of shareholders. Since our proposal for the annual election of directors is equivalent to the proposal you submitted, we would greatly appreciate your agreeing to withdraw your proposal. Doing so would assist our efforts toward getting the necessary shareholder approval to obtain the result that we are both committed to.

For your reference, I have attached a copy of the press release from last year in which we announced our intention to propose the annual election of directors. You may also find this press release at the Investor Information section of www.staples.com.

Press Release.doc
(36 KB)

If you have any further questions, please call or email me. I look forward to hearing from you.

Aras

Aras Lapinskas
Senior Counsel - Securities and Finance
Staples, Inc. | 500 Staples Drive | Framingham, MA 01702
Phone: (508) 253-1845 | Fax: (508) 305-8071
Email: Aras.Lapinskas@Staples.com

Staples, Inc. Announces $1.5 Billion Share Buyback and Confirms 2005 Earnings Guidance; Company Expects Earnings Per Share to Grow 15 to 20 Percent in Fiscal 2006

FRAMINGHAM, Mass.--(BUSINESS WIRE)--**Oct. 7, 2005**--

Board to Ask Shareholders to Declassify Board, Continuing Commitment to Best Practices in Governance

Staples, Inc., (Nasdaq: SPLS) in conjunction with its annual investor conference, announced today that its board of directors has authorized the additional repurchase of up to $1.5 billion of its common stock. This stock repurchase plan will begin when the existing $1 billion repurchase program is completed, which is expected to occur during November 2005. The new repurchase program is expected to run through 2007.

The company confirmed its outlook for the third quarter and fiscal year 2005, and announced earnings expectations for fiscal 2006. For the third quarter of 2005, Staples expects to achieve earnings per share in line with average analyst estimates of $0.32, on a diluted basis. Staples expects to achieve low double digit sales growth for the total company. For North American Retail, the company expects a low single digit comparable sales increase. In the North American Delivery business, the company expects sales growth in the mid-teens, and for the International business, Staples expects low single digit sales growth.

For fiscal 2005, Staples expects revenues to grow in the low double digits, with low single digit North American Retail comparable sales. North American Retail sales are expected to increase in the high single digits, North American Delivery revenue growth is expected to be in the mid-teens range, and the International business is expected to have mid to high single digit sales growth. The company expects to achieve earnings per share for the full year consistent with average analyst estimates of $1.11, on a diluted basis, representing 19 percent growth compared to the prior year.

Staples also announced its expectations for sales and earnings performance for fiscal 2006. The company expects revenues to grow in the low double digits, and expects to achieve earnings per share growth in the range of 15 to 20 percent, including a 53rd week in fiscal 2006 and the adjustment for stock option expense in 2005 and 2006. Staples will expense stock options beginning in the first quarter of 2006, and restate earnings for 2005 to reflect the impact of stock option expense, which is expected to reduce 2005 earnings per share by $0.06 to $0.07, on a diluted basis. Stock option expense is expected to impact earnings per share by $0.07 to $0.08, on a diluted basis, in 2006. As a result of expensing stock options, earnings per share for 2006 are expected to be in the range of $1.20 to $1.26, on a diluted basis.

In addition, consistent with Staples' commitment to best practices in corporate governance, the company's board of directors decided to recommend that its shareholders declassify the board. The company will submit to its shareholders for their approval, at the company's 2006 annual meeting, a proposal to amend its bylaws to require, after an initial phase-in period, each director to stand for election annually. Currently, the company's bylaws divide the board into three classes with directors elected to staggered three-year terms.

In connection with the company's new share buyback program, repurchases will be made in open market or privately negotiated transactions, the timing and amount of which will be determined by the company's management based on its evaluation of market conditions and other factors. Repurchases may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when the company might otherwise be precluded from doing so under insider trading laws. The repurchase program may be suspended or discontinued at any time. Any repurchased shares will be available for use in connection with the company's stock plans and for other corporate purposes.

About Staples

Staples, Inc. invented the office superstore concept in 1986 and today is the world's largest office products company. With 65,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services. With 2004 sales of $14.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 21 countries throughout North and South America, Europe and Asia. Headquartered outside of

Boston, Staples operates approximately 1,716 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses. More information is available at www.staples.com.

Certain information contained in this news release constitutes forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to: our market is highly competitive and we may not continue to compete successfully; we may be unable to continue to open new stores and enter new markets successfully; our growth may continue to strain operations, which could adversely affect our business and financial results; our operating results may be impacted by changes in the economy; our stock price may fluctuate based on market expectations; our quarterly operating results are subject to significant fluctuation and are impacted by the extent to which sales in new stores result in the loss of sales in existing stores, the mix of products sold, pricing actions of competitors, the level of advertising and promotional expenses and seasonality; our expanding international operations expose us to the unique risks inherent in foreign operations; our debt level and operating lease commitments could impact our ability to obtain future financing and continue our growth strategy; a California wage and hour class action lawsuit; and those other factors discussed in our quarterly report on Form 10-Q for the quarter ended July 30, 2005, and any subsequent periodic reports filed by us with the SEC. In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

CONTACT: Staples, Inc.
Media Contact:
Paul Capelli, 508-253-8530
or
Investor Contact:
Laurel Lefebvre, 508-253-4080

SOURCE: Staples, Inc.

Lapinskas, Aras

From: J [olmsted7p@earthlink.net]

Sent: Thursday, January 12, 2006 1:56 PM

To: Lapinskas, Aras

Subject: Staples 2006 Annual Meeting (SPLS)

Mr. Lapinskas,
Thank you for your email message. The announcement below illustrates the point about at least one company not being opposed to making public an upcoming 2006 ballot item.
John Chevedden

10-Jan-2006

Change in FYE or Articles

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Board of Directors of Energy East Corporation (the Company) believes that majority voting is consistent with promoting stockholder democracy and represents a best practice in corporate governance. Therefore, on January 10, 2006 the Board amended the Company's By-Laws to eliminate a provision in By-Law 43 requiring a two-thirds vote of the outstanding stock to amend By-Laws 6, 7, 8 and 10 (addressing advance notice of director nominations; advance notice of business matters to be presented at the annual stockholder meeting; special meetings of stockholders and Board composition/director removal, respectively). The Company's Certificate of Incorporation, however, contains a parallel provision that requires a vote of at least two-thirds of the outstanding shares for approval of amendments to these By-Laws. The Board has therefore agreed to recommend to shareholders an amendment to the Company's Certificate of Incorporation at the 2006 Annual Meeting of Stockholders to eliminate that super-majority provision.

In addition, on January 10, 2006, the Board agreed to recommend to shareholders at the 2006 Annual Meeting of Stockholders, an amendment to the Company's Certificate of Incorporation to eliminate statutory super-majority shareholder voting provisions currently in effect with respect to sales of all or substantially all of the Company's assets, share exchanges and dissolution. Under the New York Business Corporation Law, the Company's Certificate of Incorporation may be amended to specifically provide that such matters shall be approved by the vote of a majority of the outstanding shares entitled to vote thereon rather than the two-thirds vote provided by statute.

The text of the Company's By-Law No. 43, as amended is attached as Exhibit 99-1 to this document. The Company plans to file the By-Laws of the Company as amended January 10, 2006, as an exhibit to its Form 10-K for the fiscal year ended December 31, 2005.

Lapinskas, Aras

From: J [olmsted7p@earthlink.net]
Sent: Thursday, January 12, 2006 2:45 PM
To: Lapinskas, Aras
Subject: Re: Staples 2006 Annual Meeting (SPLS)

Mr. Lapinskas,
Another possibility would be that the company write a confidential letter to the Council of Institutional Investors on its upcoming ballot item to completely declassify in one year. I'm not sure yet whether this would work for me but maybe it will. John Chevedden

Lapinskas, Aras

From: Lapinskas, Aras
Sent: Friday, January 20, 2006 12:42 PM
To: 'J'
Cc: VanWoerkom, Jack
Subject: Staples 2006 Annual Meeting

To: John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278

Mr. Chevedden,

You previously suggested that Staples file a no-action request with the SEC to exclude your proposal regarding the annual election of directors from Staples' proxy materials for its 2006 annual meeting. Since you are apprehensive about alternatives to this, we have determined to make such a no-action request. We continue to encourage you to withdraw your proposal based on our October 7, 2005 press release, in which we publicly announced that we would submit a proposal for the annual election of directors at our 2006 annual meeting, and our repeated commitments to you that we would recommend in our proxy materials that our shareholders approve a bylaw amendment to institute annual elections for each director starting with our 2007 annual meeting. We can avoid the time and expense of pursuing no-action relief if we receive a letter from you withdrawing your proposal regarding the annual election of directors by next Friday, January 27, 2006.

Thank you for your attention to this matter.

Aras

Aras Lapinskas
Senior Counsel - Securities and Finance
Staples, Inc. | 500 Staples Drive | Framingham, MA 01702
Phone: (508) 253-1845 | Fax: (508) 305-8071
Email: Aras.Lapinskas@Staples.com

Lapinskas, Aras

From: J [olmsted7p@earthlink.net]
Sent: Friday, January 20, 2006 1:40 PM
To: Lapinskas, Aras
Cc: VanWoerkom, Jack
Subject: Re: Staples 2006 Annual Meeting

Mr. Lapinskas,
Thank you for your message today. I urge the company to make a public announcement next week on the significant improvement since the October 7, 2005 press release. This will save the time of all concerned. Sincerely, John Chevedden

Exhibit C – Provisions of the Company's Bylaws

BY-LAWS of STAPLES, INC.

(as amended and restated through December 1, 2000)

* * * * * * * * * *

ARTICLE II

Directors

* * * * * * * * * *

Section 2. Terms. The directors shall be divided into three classes, designated as Class 1, Class 2 and Class 3, as nearly equal in number as possible as determined by the affirmative vote of a majority of the directors, with the initial term of office of Class 1 to expire at the next annual meeting of stockholders; the initial term of office of Class 2 to expire at the annual meeting of stockholders held during the 1990 calendar year; and the initial term of office of Class 3 to expire at the annual meeting of stockholders held during the 1991 calendar year. At each annual meeting of stockholders following such initial classification, directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

* * * * * * * * * *

ARTICLE VII

Amendments

These by-laws may be amended or repealed at any annual or special meeting of the stockholders by the affirmative vote of a majority of the shares of capital stock then issued, outstanding and entitled to vote provided notice of the Proposed amendment or repeal is given in the notice of the meeting. No change in the date fixed in these by-laws for the annual meeting of the stockholders shall be made within sixty (60) days before such date, and notice of any change in such date shall be given to all stockholders at least twenty (20) days before the new date fixed for such meeting.

If authorized by the certificate of incorporation, these by-laws may also be amended or repealed in whole or in part, or new by-laws made, by the board of directors except with respect to any provision hereof which by law, the certificate of incorporation of these by-laws requires action by the stockholders.

Notwithstanding the foregoing, the affirmative vote of the holders of shares of stock representing at least sixty-seven percent of the outstanding shares of stock of the corporation entitled to vote with respect to the annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, the provisions of Article II relating to the classification of the Board of Directors into three classes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staples, Inc.
Incoming letter dated January 30, 2006

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director.

There appears to be some basis for your view that Staples may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Staples must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Staples' 2006 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Staples omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Staples relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser